Press Release

Ardmore Shipping Corporation Announces Financial Results For The Three and Twelve Months Ended December 31, 2023

HAMILTON, Bermuda, February 15, 2024 - Ardmore Shipping Corporation (NYSE: ASC) (“Ardmore”, the “Company” or “we”) today announced results for the three and twelve months ended December 31, 2023.

Highlights and Recent Activity

●	Reported net income of $26.1 million for the three months ended December 31, 2023, or $0.63 earnings per basic and diluted share, compared to net income of $53.1 million, or $1.31 earnings per basic share and $1.28 earnings per diluted share for the three months ended December 31, 2022. We reported Adjusted earnings of $26.1 million for the three months ended December 31, 2023, or $0.63 Adjusted earnings per basic and diluted share, compared to Adjusted earnings of $54.0 million for the three months ended December 31, 2022, or $1.33 Adjusted earnings per basic share and $1.30 Adjusted earnings per diluted share (see Adjusted earnings in the Non-GAAP Measures section).
●	Reported net income of $113.4 million for the year ended December 31, 2023, or $2.76 earnings per basic share and $2.71 earnings per diluted share, compared to net income of $135.1 million, or $3.63 earnings per basic and $3.52 earnings per diluted share, for the year ended December 31, 2022. We reported Adjusted earnings of $113.4 million for the year ended December 31, 2023, or $2.76 Adjusted earnings per basic share and $2.71 Adjusted earnings per diluted share, compared to Adjusted earnings of $143.5 million for the year ended December 31, 2022, or $3.86 Adjusted earnings per basic share and $3.74 Adjusted earnings per diluted share (see Adjusted earnings in the Non-GAAP Measures section).
●	Consistent with the Company’s variable dividend policy of paying out dividends on its shares of common stock equal to one-third of Adjusted earnings, the Board of Directors declared a cash dividend on February 15, 2024, of $0.21 per common share for the quarter ended December 31, 2023. The dividend will be paid on March 15, 2024, to all shareholders of record on February 29, 2024.
●	MR Eco-Design tankers earned an average spot TCE rate of $32,542 per day for the three months ended December 31, 2023. Chemical tankers earned an average TCE rate of $26,107 per day for the three months ended December 31, 2023. Based on approximately 60% total revenue days currently fixed for the first quarter of 2024, the average spot TCE rate is approximately $35,400 per day for MR Eco-Design tankers; based on approximately 70% of revenue days fixed for the first quarter of 2024, the average TCE rate for chemical tankers is approximately $26,700 per day.
●	In February 2024, as part of a gradual fleet modernization, the Company has agreed to acquire a 2017 Japanese-built MR product tanker for $42.0 million, and in a separate transaction has agreed to sell the 2010-built Ardmore Seafarer for $27.1 million. Both transactions are expected to conclude in the quarter ending March 31, 2024.

●	In February 2024, the Company time chartered-out one of its chartered-in MR tankers for the remainder of its charter-in period at a rate representing a $2.7 million premium over the charter-in rate.

●	In the fourth quarter of 2023, we completed the installation of modular, carbon capture-ready scrubbers on two additional vessels during scheduled drydockings.

Anthony Gurnee, the Company’s Chief Executive Officer, commented:

“The product and chemical tanker markets remain strong as a result of tight supply / demand fundamentals further accentuated by large-scale geopolitical and weather-related trading restrictions. The simultaneous restrictions in the Panama Canal and Suez Canal are currently driving substantial incremental tonne-mile demand; while the ultimate duration of these canal restrictions remains to be seen, this is having a pronounced impact during the seasonally stronger winter season. At the same time, we must acknowledge the key role of our seafarers in this increasingly volatile world and we continue to place their security as our top priority.

After another successful year of delivering strong results for our shareholders in 2023, Ardmore is navigating this supportive market with financial discipline and a constant focus on performance optimization. We continue to utilize the strong earnings environment to pursue all of our capital allocation priorities simultaneously, further strengthening our balance sheet, investing in a gradual fleet modernization along with vessel optimization and emissions reduction for our existing fleet, and returning capital to shareholders via an attractive quarterly dividend.”

Summary of Recent and Fourth Quarter 2023 Events

Fleet

Fleet Operations and Employment

As of December 31, 2023, the Company had 26 vessels in operation (including four chartered-in vessels), consisting of 20 MR tankers ranging from 45,000 deadweight tonnes (“dwt”) to 49,999 dwt (15 Eco-Design and five Eco-Mod) and six Eco-Design IMO 2 product/chemical tankers ranging from 25,000 dwt to 37,800 dwt. The Company also commercially manages one of Carl Büttner's 24,000 dwt chemical tankers.

MR Tankers (45,000 dwt – 49,999 dwt)

At the end of the fourth quarter of 2023, the Company had 20 MR tankers in operation, all of which were trading in the spot market. The MR tankers earned an average TCE rate of $30,858 per day in the fourth quarter of 2023. In the fourth quarter of 2023, the Company’s 15 MR Eco-Design tankers earned an average TCE rate of $32,542 and the Company’s five MR Eco-Mod tankers earned an average TCE rate of $26,282 per day.

In the first quarter of 2024, the Company expects to have all revenue days for its MR tankers employed in the spot market. As of February 15, 2024, the Company had fixed approximately 60% of its total MR revenue days for the first quarter of 2024 at an average TCE rate of approximately $34,400 per day, which includes MR Eco-Design tankers at $35,400 per day and MR Eco-Mod tankers at $31,850 per day.

Product / Chemical Tankers (IMO 2: 25,000 dwt – 37,800 dwt)

At the end of the fourth quarter of 2023, the Company had six Eco-Design IMO 2 product / chemical tankers in operation, all of which were trading in the spot market. During the fourth quarter of 2023, the Company’s six Eco-Design product / chemical vessels earned an average TCE rate of $26,107 per day.

In the first quarter of 2024, the Company expects to have all revenue days for its Eco-Design IMO 2 product / chemical tankers employed in the spot market. As of February 15, 2024, the Company had fixed approximately 70% of its Eco-Design IMO 2 product / chemical tankers revenue days for the first quarter of 2024 at an average TCE rate of approximately $26,700 per day.

Drydocking

The Company had 82 drydocking days in the fourth quarter of 2023. The Company is currently scheduled to have 93 drydocking days in the first quarter of 2024.

Dividend on Common Shares

Consistent with the Company’s variable dividend policy of paying out dividends on its shares of common stock equal to one-third of Adjusted earnings, as calculated for dividends (see Adjusted earnings (for purposes of dividend calculations) in the Non-GAAP Measures section), the Board of Directors declared a cash dividend on February 15, 2024 of $0.21 per common share for the quarter ended December 31, 2023. The dividend will be paid on March 15, 2024, to all shareholders of record on February 29, 2024.

Subsequent Fleet Development

In February 2024, as part of a gradual fleet modernization, Ardmore has agreed to acquire a 2017 Japanese-built MR product tanker for $42.0 million, and in a separate transaction has agreed to sell the 2010-built Ardmore Seafarer for $27.1 million. Both transactions are expected to conclude in the quarter ending March 31, 2024.

In February 2024, Ardmore time chartered-out one of its chartered-in MR tankers for the remainder of its charter-in period at a rate representing a $2.7 million premium over the charter-in rate.

Scrubber Installations

In the fourth quarter of 2023, the Company completed the installation of modular, carbon capture-ready scrubbers on two additional vessels during their scheduled drydockings. Prior to the end of 2024, the Company intends to install scrubber systems on an additional five vessels during their scheduled drydockings.

Geopolitical Conflicts

The ongoing Russia-Ukraine war has disrupted energy supply chains, caused instability and significant volatility in the global economy and resulted in economic sanctions by several nations. The ongoing conflict has contributed significantly to related increases in spot tanker rates.

Geopolitical tensions have increased since commencement of the Israel-Hamas war in October 2023. Since mid-December 2023, Houthi rebels in Yemen have carried out numerous attacks on vessels in the Red Sea area. As a result of these attacks, many shipping companies have routed their vessels away from the Red Sea, which has affected trading patterns, rates and expenses. Further escalation or expansion of hostilities of such crisis could continue to affect the price of crude oil and the oil industry, the tanker industry and demand for the Company’s services.

Results for the Three Months Ended December 31, 2023 and 2022

The Company reported net income of $26.1 million for the three months ended December 31, 2023, or $0.63 earnings per basic and diluted share, as compared to net income of $53.1 million, or $1.31 earnings per basic and $1.28 earnings per diluted share for the three months ended December 31, 2022.

Results for the Years Ended December 31, 2023 and 2022

The Company reported net income of $113.4 million for the year ended December 31, 2023, or $2.76 earnings per basic share and $2.71 earnings per diluted share, as compared to net income of $135.1 million, or $3.63 earnings per basic and $3.52 earnings per diluted share for the year ended December 31, 2022.

Management’s Discussion and Analysis of Financial Results for the Three Months Ended December 31, 2023 and 2022

Revenue. Revenue for the three months ended December 31, 2023 was $98.9 million, a decrease of $33.9 million from $132.8 million for the three months ended December 31, 2022.

The Company’s average number of operating vessels was 26.0 for the three months ended December 31, 2023, compared to 27.0 for the three months ended December 31, 2022.

The Company had 2,293 spot revenue days for the three months ended December 31, 2023, as compared to 2,399 for the three months ended December 31, 2022. The Company had 26 vessels employed directly in the spot market as of December 31, 2023, as compared to 27 vessels as of December 31, 2022. Changes in spot rates resulted in a decrease in revenue of $27.1 million and the decrease in spot revenue days resulted in a decrease in revenue of $5.8 million for the three months ended December 31, 2023, as compared to the three months ended December 31, 2022.

The Company had no product tankers employed under time charter as of December 31, 2023 and as of December 31, 2022. There were no revenue days derived from time charters for the three months ended December 31, 2023, as compared to 47 for the three months ended December 31, 2022. The decrease in revenue days for time-chartered vessels resulted in a decrease in revenue of $1.0 million for the three months ended December 31, 2023.

Voyage Expenses. Voyage expenses were $33.2 million for the three months ended December 31, 2023, a decrease of $6.3 million from $39.5 million for the three months ended December 31, 2022. The overall decrease included a $4.7 million decrease from lower bunker prices and a $1.6 million decrease in port and agency expenses plus commission costs.

TCE Rate. The average TCE rate for the Company’s fleet was $29,702 per day for the three months ended December 31, 2023, a decrease of $9,159 per day from $38,861 per day for the three months ended December 31, 2022. The decrease in average TCE rate was primarily the result of lower spot rates for the three months ended December 31, 2023, as compared to the three months ended December 31, 2022, which was partially offset by a decrease in bunker prices. TCE rates represent net revenues (a non-GAAP measure representing revenue less voyage expenses) divided by revenue days. Net revenue utilized to calculate TCE is determined on a discharge-to-discharge basis, which is different from how we record revenue under U.S. GAAP.

Vessel Operating Expenses. Vessel operating expenses were $15.1 million for the three months ended December 31, 2023, an increase of $0.9 million from $14.2 million for the three months ended December 31, 2022. This increase was driven by a one-time change in technical manager for a portion of our fleet, as well as the timing of certain vessel operating expenses between quarters. Vessel operating expenses, by their nature, are prone to fluctuations between periods.

Charter Hire Costs. Total charter hire expense was $5.7 million for the three months ended December 31, 2023, a decrease of $0.3 million from $6.0 million for the three months ended December 31, 2022. This decrease is the result of the Company having an average of 4.0 vessels chartered-in during the three months ended December 31, 2023, compared to an average of 5.0 vessels chartered-in for the three months ended December 31, 2022, partially offset by an increase in charter hire rates. Total charter hire expense for the three months ended December 31, 2023 was comprised of an operating expense component of $3.0 million and a vessel lease expense component of $2.7 million.

Depreciation. Depreciation expense for the three months ended December 31, 2023 was $7.1 million, a decrease of $0.2 million from $7.3 million for the three months ended December 31, 2022. This decrease is attributable to the change in the scrap value of each vessel from $300 per lightweight ton (“lwt”) to $400 per lwt during the first quarter of 2023.

Amortization of Deferred Drydock Expenditures. Amortization of deferred drydock expenditures for the three months ended December 31, 2023 was $0.9 million, a decrease of $0.1 million from $1.0 million for the three months ended December 31, 2022. Deferred drydocking costs for a given vessel are amortized on a straight-line basis to the next scheduled drydocking of the vessel.

General and Administrative Expenses: Corporate. Corporate-related general and administrative expenses for the three months ended December 31, 2023 were $5.7 million, an increase of $0.4 million from $5.3 million for the three months ended December 31, 2022. The increase in costs was driven by non-recurring items, including the impact of foreign exchange, of $0.4 million for the three months ended December 31, 2023, as compared to the three months ended December 31, 2022.

General and Administrative Expenses: Commercial and Chartering. Commercial and chartering expenses are the expenses attributable to Ardmore’s chartering and commercial operations departments in connection with its spot trading activities. Commercial and chartering expenses for the three months ended December 31, 2023 were $1.4 million, a slight increase of $0.1 million from $1.3 million for the three months ended December 31, 2022.

Unrealized (Loss) on Derivatives. Unrealized loss on derivatives was $0.2 million for the three months ended December 31, 2023, as compared to an unrealized loss of $1.3 million, relating to interest rate swaps, for the three months ended December 31, 2022.

Interest Expense and Finance Costs. Interest expense and finance costs for the three months ended December 31, 2023 were $2.7 million, an increase of $0.7 million from $2.0 million for the three months ended December 31, 2022. The increase in costs was primarily due to rising interest rates during 2023. Amortization of deferred finance fees for the three months ended December 31, 2023 was $0.3 million, a slight decrease from $0.4 million for the three months ended December 31, 2022.

Liquidity

As of December 31, 2023, the Company had $268.0 million in liquidity available, with cash and cash equivalents of $46.8 million (December 31, 2022: $50.6 million) and amounts available and undrawn under its revolving credit facilities of $221.2 million (December 31, 2022: $170.0 million). The following debt and lease liabilities (net of deferred finance fees) were outstanding as of the dates indicated:

	As of
In thousands of U.S. Dollars	December 31, 2023	December 31, 2022
Cash and cash equivalents	$46,805	$50,569

Finance leases	43,643	45,500
Senior Debt	45,094	103,112
Revolving Credit Facilities	932	25,684
Total debt	89,669	174,296

Total net debt	$42,864	$123,727

Conference Call

The Company plans to host an Investor Day and conference call on February 15, 2024, at 12:00 p.m. Eastern Time during which the financial results for the quarter ended December 31, 2023 will be discussed. All interested parties are invited to listen to the live conference call and review the related slide presentation by choosing from the following options:

1.	By dialing 800-836-8184 (U.S.) or 646-357-8785 (International) and referencing “Ardmore Shipping.”
2.	By accessing the live webcast at Ardmore’s website at www.ardmoreshipping.com.

Participants should dial into the call 10 minutes before the scheduled time.

Institutional investors who wish to attend the event in person, as well as remote participants who wish to submit a question for the Q&A portion of the event, are advised to contact The IGB Group at Ardmore@igbir.com

If you are unable to participate at this time, an audio replay of the call will be available through February 22, 2024 at 888-660-6345 or 646-517-4150. Enter the passcode 24425 to access the audio replay. A recording of the webcast, with associated slides, will also be available on the Company’s website. The information provided on the teleconference is only accurate at the time of the conference call, and the Company takes no responsibility for providing updated information.

About Ardmore Shipping Corporation

Ardmore owns and operates a fleet of MR product and chemical tankers ranging from 25,000 to 50,000 deadweight tonnes. Ardmore provides, through its modern, fuel-efficient fleet of mid-size tankers, seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies.

Ardmore's core strategy is to continue to develop a modern, high-quality fleet of product and chemical tankers, build key long-term commercial relationships and maintain its cost advantage in assets, operations and overhead, while creating synergies and economies of scale as the company grows. Ardmore provides its services to customers through voyage charters and time charters, and enjoys close working relationships with key commercial and technical management partners.

Ardmore’s Energy Transition Plan (“ETP”) focusses on three key areas: transition technologies, transition projects, and sustainable (non-fossil fuel) cargos. The ETP is an extension of Ardmore's strategy, building on its core strengths of tanker chartering, shipping operations, technical and operational fuel efficiency improvements, technical management, construction supervision, project management, investment analysis, and ship finance.

Ardmore Shipping Corporation

Unaudited Condensed Consolidated Balance Sheets

	As of
In thousands of U.S. Dollars, except as indicated	December 31, 2023	December 31, 2022
ASSETS
Current assets
Cash and cash equivalents	46,805	50,569
Receivables, net of allowance for bad debts of $1.5 million (2022: $2.2 million)	56,234	79,843
Prepaid expenses and other assets	4,348	4,521
Advances and deposits	6,833	2,160
Inventories	12,558	15,718
Current portion of derivative assets	—	4,927
Total current assets	126,778	157,738

Non-current assets
Investments and other assets, net	11,186	11,219
Vessels and vessel equipment, net	524,044	531,378
Deferred drydock expenditures, net	12,022	4,716
Advances for ballast water treatment and scrubber systems	9,587	5,530
Deferred finance fees, net	2,835	2,717
Operating lease, right-of-use asset	4,499	10,561
Total non-current assets	564,173	566,121

TOTAL ASSETS	690,951	723,859

LIABILITIES, REDEEMABLE PREFERRED STOCK AND EQUITY
Current liabilities
Accounts payable	2,016	8,814
Accrued expenses and other liabilities	18,265	20,890
Deferred revenue	347	1,220
Accrued interest on debt and finance leases	939	863
Current portion of long-term debt	6,436	12,927
Current portion of finance lease obligations	2,029	1,857
Current portion of operating lease obligations	3,807	6,358
Total current liabilities	33,839	52,929

Non-current liabilities
Non-current portion of long-term debt	39,590	115,869
Non-current portion of finance lease obligations	41,614	43,643
Non-current portion of operating lease obligations	510	3,969
Other non-current liabilities	954	1,007
Total non-current liabilities	82,668	164,488

TOTAL LIABILITIES	116,507	217,417

Redeemable Preferred Stock
Cumulative Series A 8.5% redeemable preferred stock	37,043	37,043
Total redeemable preferred stock	37,043	37,043

Stockholders' equity
Common stock	433	426
Additional paid in capital	471,216	468,006
Accumulated other comprehensive income	—	1,468
Treasury stock	(15,636)	(15,636)
Retained earnings	81,388	15,135
Total stockholders' equity	537,401	469,399

Total redeemable preferred stock and stockholders’ equity	574,444	506,442

TOTAL LIABILITIES, REDEEMABLE PREFERRED STOCK AND EQUITY	690,951	723,859

Ardmore Shipping Corporation

Unaudited Condensed Consolidated Statements of Operations

	Three Months Ended		Year Ended
In thousands of U.S. Dollars except per share and share data	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Revenue, net	98,878	132,831	395,978	445,741

Voyage expenses	(33,169)	(39,506)	(131,904)	(153,729)
Vessel operating expenses	(15,149)	(14,174)	(59,770)	(60,020)
Time charter-in
Operating expense component	(2,964)	(3,145)	(10,194)	(7,809)
Vessel lease expense component	(2,728)	(2,894)	(9,380)	(7,185)
Depreciation	(7,134)	(7,250)	(27,817)	(29,276)
Amortization of deferred drydock expenditures	(908)	(1,000)	(3,542)	(4,161)
General and administrative expenses
Corporate	(5,663)	(5,347)	(20,565)	(19,936)
Commercial and chartering	(1,366)	(1,308)	(4,676)	(4,171)
Unrealized (losses) / gains on derivatives	(231)	(1,303)	(262)	2,961
Interest expense and finance costs	(2,722)	(2,035)	(11,408)	(15,537)
Loss on extinguishment	—	(888)	—	(1,576)
Interest income	555	251	1,818	471
Loss on vessels sold	—	—	—	(6,917)

Income before taxes	27,399	54,232	118,278	138,856

Income tax	(88)	(136)	(435)	(207)
Loss from equity method investments	(305)	(159)	(1,035)	(195)

Net Income	27,006	53,937	116,808	138,454

Preferred dividend	(857)	(857)	(3,400)	(3,400)

Net Income attributable to common stockholders	26,149	53,080	113,408	135,054

Earnings per share, basic	0.63	1.31	2.76	3.63
Earnings per share, diluted	0.63	1.28	2.71	3.52

Adjusted earnings (1)	26,149	53,968	113,408	143,547
Adjusted earnings per share, basic	0.63	1.33	2.76	3.86
Adjusted earnings per share, diluted	0.63	1.30	2.71	3.74

Weighted average number of shares outstanding, basic	41,300,425	40,591,137	41,130,089	37,235,599
Weighted average number of shares outstanding, diluted	41,811,455	41,493,367	41,789,149	38,359,985

(1)	Adjusted earnings is a non-GAAP measure and is defined and reconciled under the “Non-GAAP Measures” section.

Ardmore Shipping Corporation

Unaudited Condensed Consolidated Statements of Cash Flows

	Year Ended
In thousands of U.S. Dollars	December 31, 2023	December 31, 2022
CASH FLOWS FROM OPERATING ACTIVITIES

Net income	116,808	138,454
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	27,817	29,276
Amortization of deferred drydock expenditures	3,542	4,161
Share-based compensation	3,217	3,057
Loss on vessels sold	—	6,917
Amortization of deferred finance fees	1,237	1,461
Loss on extinguishment	—	1,576
Unrealized losses / (gains) on derivatives	262	(2,961)
Operating lease ROU - lease liability, net	52	2
Loss from equity method investments	1,035	195
Deferred drydock payments	(12,280)	(1,913)
Changes in operating assets and liabilities:
Receivables	23,610	(59,559)
Prepaid expenses and other assets	174	(1,010)
Advances and deposits	(4,673)	1,391
Inventories	3,160	(4,623)
Accounts payable	(4,410)	(1,612)
Accrued expenses and other liabilities	855	10,033
Deferred revenue	(873)	(850)
Accrued interest	76	212
Net cash provided by operating activities	159,609	124,207

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of vessels	—	39,912
Payments for acquisition of vessels and vessel equipment	(20,562)	(1,335)
Advances for ballast water treatment and scrubber systems	(4,822)	(2,473)
Payments for other non-current assets	(208)	(106)
Payments for equity investments	(1,244)	(588)
Net cash (used in) / provided by investing activities	(26,836)	35,410

CASH FLOWS FROM FINANCING ACTIVITIES
Prepayment of finance lease obligation	—	(166,580)
Proceeds from long-term debt	—	131,884
Repayments of long-term debt	(84,007)	(148,245)
Repayments of finance leases	(1,976)	(13,675)
Payments for deferred finance fees	—	(3,505)
Payment of common share dividend	(47,154)	—
Issuance of common stock, net	—	38,909
Payment of preferred share dividend	(3,400)	(3,285)
Net cash (used in) financing activities	(136,537)	(164,497)

Net (decrease) in cash and cash equivalents	(3,764)	(4,880)

Cash and cash equivalents at the beginning of the year	50,569	55,449

Cash and cash equivalents at the end of the year	46,805	50,569

Ardmore Shipping Corporation

Unaudited Other Operating Data

	Three Months Ended		Year Ended
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
In thousands of U.S. Dollars except Fleet Data
Adjusted EBITDA (1)	37,839	66,457	159,489	192,891
Adjusted EBITDAR (1)	40,567	69,351	168,869	200,076

AVERAGE DAILY DATA

MR Eco-Design Tankers Spot TCE per day (2)	32,542	43,174	31,005	35,150

Fleet TCE per day (2)	29,702	38,861	29,262	30,618

Fleet operating expenses per day (3)	6,747	6,499	6,635	6,372
Technical management fees per day (4)	445	428	480	451
	7,192	6,927	7,115	6,823

MR Eco-Design Tankers
TCE per day (2)	32,542	42,301	31,005	33,447
Vessel operating expenses per day (5)	7,118	6,959	7,170	6,822

MR Eco-Mod Tankers
TCE per day (2)	26,282	40,990	29,864	30,727
Vessel operating expenses per day (5)	7,225	8,010	7,014	6,905

Prod/Chem Eco-Design Tankers (25k - 38k dwt)
TCE per day (2)	26,107	28,544	24,683	23,567
Vessel operating expenses per day (5)	7,370	6,690	6,996	6,876

FLEET
Average number of operating vessels	26.0	27.0	26.2	27.0

(1)	Adjusted EBITDA and Adjusted EBITDAR are non-GAAP measures and are defined and reconciled to the most directly comparable U.S. GAAP measure under the section of this release entitled “Non-GAAP Measures.”
(2)	Time Charter Equivalent (“TCE”) rate, a non-GAAP measure, represents net revenues (a non-GAAP measure representing revenues less voyage expenses) divided by revenue days. Revenue days are the total number of calendar days the vessels are in the Company’s possession less off-hire days generally associated with drydocking or repairs and idle days associated with repositioning of vessels held for sale. Net revenue utilized to calculate the TCE rate is determined on a discharge to discharge basis, which is different from how the Company records revenue under U.S. GAAP. Under discharge to discharge, revenues are recognized beginning from the discharge of cargo from the prior voyage to the anticipated discharge of cargo in the current voyage, and voyage expenses are recognized as incurred.
(3)	Fleet operating expenses per day are routine operating expenses and comprise crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. These amounts do not include expenditures related to vessel upgrades and enhancements or other non-routine expenditures which were expensed during the period.
(4)	Technical management fees are fees paid to third-party technical managers.
(5)	Vessel operating expenses per day include technical management fees.

Ardmore Shipping Corporation

Fleet Details at December 31, 2023

(Expressed in Millions of U.S. Dollars, other than per share amount)

						Estimated Resale	Estimated
						Newbuilding	Depreciated
					Eco	Price (1)	Replacement
Vessel	IMO	Built	Country	Dwt	Specification	December 31, 2023	Value (2)
Seahawk	IMO2/3	Nov-15	S. Korea	49,999	Eco-Design	$51.50	$36.08
Seawolf	IMO2/3	Aug-15	S. Korea	49,999	Eco-Design	$51.50	$35.67
Seafox	IMO2/3	Jun-15	S. Korea	49,999	Eco-Design	$51.50	$35.42
Sealion	IMO2/3	May-15	S. Korea	49,999	Eco-Design	$51.50	$35.26
Engineer	IMO2/3	Mar-14	S. Korea	49,420	Eco-Design	$51.50	$33.03
Seavanguard	IMO2/3	Feb-14	S. Korea	49,998	Eco-Design	$51.50	$32.84
Exporter	IMO2/3	Feb-14	S. Korea	49,466	Eco-Design	$51.50	$32.89
Seavantage	IMO2/3	Jan-14	S. Korea	49,997	Eco-Design	$51.50	$32.70
Encounter	IMO2/3	Jan-14	S. Korea	49,478	Eco-Design	$51.50	$32.59
Explorer	IMO2/3	Jan-14	S. Korea	49,494	Eco-Design	$51.50	$32.75
Endurance	IMO2/3	Dec-13	S. Korea	49,466	Eco-Design	$51.50	$32.53
Enterprise	IMO2/3	Sep-13	S. Korea	49,453	Eco-Design	$51.50	$32.08
Endeavour	IMO2/3	Jul-13	S. Korea	49,997	Eco-Design	$51.50	$31.77
Seaventure	IMO2/3	Jun-13	S. Korea	49,998	Eco-Design	$51.50	$31.54
Seavaliant	IMO2/3	Feb-13	S. Korea	49,998	Eco-Design	$51.50	$31.02
Seafarer	-	Jun-10	Japan	49,999	Eco-Mod	$51.50	$25.54
Defender	IMO2	Feb-15	S. Korea	37,791	Eco-Design	$43.50	$29.37
Dauntless	IMO2	Feb-15	S. Korea	37,764	Eco-Design	$43.50	$29.32
Chippewa	IMO2	Nov-15	Japan	25,217	Eco-Design	$38.00	$26.42
Chinook	IMO2	Jul-15	Japan	25,217	Eco-Design	$38.00	$26.00
Cheyenne	IMO2	Mar-15	Japan	25,217	Eco-Design	$38.00	$25.57
Cherokee	IMO2	Jan-15	Japan	25,215	Eco-Design	$38.00	$25.26

							$685.65

				Cash / Debt / Work. Cap / Other Assets			$14.51
				Total Asset Value (Assets) (3)			$700.15
				DRV / Share (3)(4)			$16.95

				Ardmore Commercial Management (5)			$21.47
				Total Asset Value (Assets & Commercial Management) (3)			$721.62
				DRV / Share (3)(4)			$17.47

				Investment in Element 1 Corp. / e1 Marine (6)			$10.76
				Total Asset Value (Assets, Commercial Management & Investments) (3)			$732.38
				DRV / Share (3)(4)(6)			$17.73

1.	Based on the average of two broker estimates of prompt resale for a newbuild vessel of equivalent deadweight tonne at a yard in South Korea as at December 31, 2023.
2.	Depreciated Replacement Value (“DRV”) is based on estimated resale price for a newbuild vessel depreciated for the age of each vessel (assuming an estimated useful life of 25 years on a straight-line basis and assuming a residual scrap value of $400 per tonne which is in line with Ardmore’s depreciation policy). The Company’s estimates of DRV assume that its vessels are all in good and seaworthy condition without the need for repair and, if inspected, that they would be certified in class without notations of any kind. Vessel values are highly volatile and, as such, the Company’s estimates of DRV may not be indicative of the current or future value of its vessels, or prices that the Company could achieve if it were to sell them.
3.	Depreciated Replacement Value (“DRV”) and DRV per share are non-GAAP measures. Management believes that many investors use DRV as a reference point in assessing valuation of fleets of ships and similar assets.
4.	DRV / Share calculated using 41,304,649 shares outstanding as of December 31, 2023.
5.	Ardmore Commercial Management is management’s estimate of the value of Ardmore’s commercial management and pooling business. The estimate is based on industry standard commercial management and pooling fees in determining revenue less Ardmore’s commercial and chartering overhead (as stated in Ardmore’s Statement of Operations) and applying an illustrative multiple to the resulting net earnings of 7x. The multiple is illustrative only and may not be indicative of the valuation multiple the Company could achieve if it were to sell its commercial management and pooling business. Revenue of this business is comprised of (i) commission (1.25% for standard product tankers and 2.5% for chemical tankers) on gross freight based on estimated current TCE rates grossed up for voyage expenses and (ii) administration fee of $300 per vessel per day. These rates may vary over time.
6.	Valuation of investment in E1 Corp. and e1 Marine (a joint venture with E1 Corp and Maritime Partners, LLC, of which ASC owns 33%) are at cost.

CO2 Emissions Reporting(1)

In April 2018, the International Maritime Organization’s (“IMO”) Marine Environment Protection Committee (“MEPC”) adopted an initial strategy for the reduction of greenhouse gas (“GHG”) emissions from ships, setting out a vision to reduce GHG emissions from international shipping and phase them out as soon as possible. Ardmore is committed to transparency and contributing to the reduction of CO2 emissions in the Company’s industry. Ardmore’s reporting methodology is in line with the framework set out within the IMO’s Data Collection System (“DCS”) initiated in 2019.

On January 1, 2023 the BIMCO CII Operations Clause for Time Charter Parties came into force. This clause outlines that the charterer should take responsibility for a ship’s emissions. On this basis, Ardmore’s GHG emissions analysis has been updated to exclude the impact of ships time-chartered out and to include the impact of ships time-chartered in. Previously all vessels were included in Ardmore’s analysis from the fleet except for vessels commercially managed by Ardmore.

	Three Months Ended		Twelve months ended
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022

Number of Vessels in Operation (at period end)(2)	26	27	26	27
Fleet Average Age	10.4	9.6	10.4	9.6

CO2 Emissions Generated in Metric Tonnes	103,348	105,625	418,022	397,592
Distance Travelled (Nautical Miles)	373,628	371,267	1,540,433	1,454,362
Fuel Consumed in Metric Tonnes	32,704	33,437	132,276	125,865

Cargo Heating and Tank Cleaning Emissions
Fuel Consumed in Metric Tonnes	564	520	1,816	3,591
% of Total Fuel Consumed	1.73%	1.56%	1.37%	2.85%

Annual Efficiency Ratio (AER) for the period(3)
Fleet	6.18g / tm	6.35g / tm	6.05g / tm	6.10g / tm
MR Eco-Design	5.94g / tm	5.88g / tm	5.70g / tm	5.79g / tm
MR Eco-Mod	5.92g / tm	6.58g / tm	6.05g / tm	6.16g / tm
Chemical	8.10g / tm	8.07g / tm	7.78g / tm	7.63g / tm
Chemical (Less Cargo Heating & Tank Cleaning)(4)	7.52g / tm	7.58g / tm	7.32g / tm	6.33g / tm

Energy Efficiency Operational Indicator (EEOI) for the period(5)
Fleet	13.23g / ctm	13.33g / ctm	13.34g / ctm	12.53g / ctm
MR Eco-Design	12.30g / ctm	12.74g / ctm	13.15g / ctm	12.17g / ctm
MR Eco-Mod	14.18g / ctm	13.59g / ctm	13.14g / ctm	13.05g / ctm
Chemical	15.55g / ctm	15.23g / ctm	14.23g / ctm	12.96g / ctm
Chemical (Less Cargo Heating & Tank Cleaning)(4)	14.45g / ctm	14.30g / ctm	13.39g / ctm	10.74g / ctm

Wind Strength (% greater than 4 on BF)	49.34%	48.88%	49.20%	47.64%
% Idle Time(6)	3.90%	3.32%	4.10%	2.91%

tm = tonne-mile
ctm = cargo tonne-mile

Ardmore Performance

It should be noted that results vary quarter to quarter depending on ship activity, ballast / laden ratio, cargo carried, weather, waiting time, time in port and vessel speed. However, analysis is also presented on a trailing 12-month basis to provide a more accurate assessment of Ardmore's progress over a longer period and to mitigate seasonality. From a weather perspective rougher weather (based on Beaufort Scale wind force rating being greater than 4 BF) will generally have a mitigating impact on the ability to optimize fuel consumption while idle time will impact ships metrics as they will still require power to run but will not be moving. Overall Ardmore Shipping’s carbon emissions for the trailing 12-month period have increased from 397,592 metric tonnes to 418,022 metric tonnes of CO2, primarily due to an increase in distance travelled. Fleet EEOI for the period increased from 12.53 g / ctm to 13.34 g / ctm, primarily due to higher repositioning days on account of drydockings, while AER decreased from 6.10 g / tm to 6.05 g / tm. Ardmore seeks to achieve continued improvements through a combination of technological advancements and operational optimization.

1 Ardmore's emissions data is based on the reporting tools and information reasonably available to Ardmore and its applicable third-party technical managers for Ardmore’s owned fleet. Management assesses such data and may adjust and restate the data to reflect latest information. It is expected that the shipping industry will continue to refine the performance measures for emissions and efficiency over time. AER and EEOI metrics are impacted by external factors such as charter speed, vessel orders and weather, in conjunction with overall market factors such as cargo load sizes and fleet utilization rate. As such, variance in performance can be found in the reported emissions between two periods for the same vessel and between vessels of a similar size and type. Furthermore, other companies may report slight variations (e.g. some shipping companies report CO2 in tonnes per kilometer as opposed to CO2 in tonnes per nautical mile) and consequently it is not always practical to directly compare emissions from different companies. The figures reported above represent Ardmore’s initial findings; the Company is committed to improving the methodology and transparency of its emissions reporting in line with industry best practices. Accordingly, the above results may vary as the methodology and performance measures set out by the industry evolve.

2 Includes time-chartered out and time-chartered in vessels.

3 Annual Efﬁciency Ratio (“AER”) is a measure of carbon efficiency using the parameters of fuel consumption, distance travelled, and design deadweight tonnage (“DWT”). AER is reported in unit grams of CO2 per ton-mile (gCO2/dwt-nm). It is calculated by dividing (i) mass of fuel consumed by type converted to metric tonnes of CO2 by (ii) DWT multiplied by distance travelled in nautical miles. A lower AER reflects better carbon efficiency.

4 The AER and EEOI figures are presented including the impact of cargo heating and tank cleaning operations unless stated.

5 Energy Efficiency Operational Indicator (“EEOI”) is a tool for measuring CO2 gas emissions in a given time period per unit of transport work performed. It is calculated by dividing (i) mass of fuel consumed by type converted to metric tonnes of CO2 by (ii) cargo carried in tonnes multiplied by laden voyage distance in nautical miles. This calculation is performed as per IMO MEPC.1/Circ684. A lower EEOI reflects lower CO2 gas emissions in a given time period per unit of transport work performed.

6 Idle time is the amount of time a vessel is waiting in port or awaiting the laycan or waiting in port/at sea unfixed.

Non-GAAP Measures

EBITDA + vessel lease expense component (i.e. EBITDAR)

EBITDAR is defined as EBITDA (i.e. earnings before interest, loss on extinguishment, unrealized gains/(losses) on interest rate derivatives, profit/(loss) on equity method investments, taxes, depreciation and amortization) plus the vessel lease expense component of total charter hire expense for chartered-in vessels. Adjusted EBITDAR is defined as EBITDAR before certain items that Ardmore believes are not representative of its operating performance, including gain or loss on sale of vessels.

For the three months ended December 31, 2023, we recognized total charter hire expense of $5.7 million in respect of time charter-in vessels under operating leases. The total expense includes (i) $2.7 million in respect of the right to use the leased assets (i.e. vessel lease expense component), and (ii) $3.0 million in respect of the costs of operating the vessels (i.e. operating expense component). Under US GAAP, the expense related to the right to use the leased assets (i.e. capital component) is treated as an operating item on our consolidated statement of operations, and is not added back in our calculation of EBITDA.  The treatment of operating lease expenses differs under US GAAP as compared to international financial reporting standards (“IFRS”). Under IFRS, the expense of an operating lease is presented in depreciation and interest expense.

Many companies in our industry report under IFRS; we therefore use EBITDAR and Adjusted EBITDAR as tools to compare our valuation with the valuation of these other companies in our industry. We do not use EBITDAR and Adjusted EBITDAR as measures of performance or liquidity.  We present below reconciliations of net income / (loss) attributable to common stockholders to EBITDAR (which includes an adjustment for vessel lease operating expenses) and Adjusted EBITDAR.

EBITDAR and Adjusted EBITDAR, as presented, may not be directly comparable to similarly titled measures presented by other companies. In addition, EBITDAR and Adjusted EBITDAR should not be viewed as measures of overall performance since they exclude vessel rent, which is a normal, recurring cash operating expense related to our in-chartering of vessels that is necessary to operate our business. Accordingly, you are cautioned not to place undue reliance on this information.

EBITDA, Adjusted EBITDA, Adjusted Earnings and Adjusted Earnings (for purposes of dividend calculations)

EBITDA, Adjusted EBITDA and Adjusted earnings are not measures prepared in accordance with U.S. GAAP and are defined and reconciled below. EBITDA is defined as earnings before interest, loss on extinguishment, unrealized gains/(losses) on interest rate derivatives, profit/(loss) on equity method investments, taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA before certain items that Ardmore believes are not representative of its operating performance, including gain or loss on sale of vessels. Adjusted earnings excludes certain items from net income attributable to common stockholders, including gain or loss on sale of vessels and write-off of deferred finance fees (i.e., loss on extinguishment) because they are considered to not be representative of the Company’s operating performance.

EBITDA, Adjusted EBITDA and Adjusted earnings are presented in this press release as the Company believes that they provide investors with a means of evaluating and understanding how Ardmore’s management evaluates operating performance. EBITDA and Adjusted EBITDA increase the comparability of the Company’s fundamental performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects between periods of interest expense, taxes, depreciation or amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Company believes that including EBITDA, Adjusted EBITDA and Adjusted earnings as financial and operating measures assists investors in making investment decisions regarding the Company and its common stock.

For purposes solely of the quarterly common dividend calculation, Adjusted Earnings represents the Company’s Adjusted earnings for the quarter ended December 31, 2023, but excluding the impact of unrealized gains / (losses) and certain non-recurring items.

These non-GAAP measures should not be considered in isolation from, as substitutes for, or superior to, financial measures prepared in accordance with U.S. GAAP. In addition, these non-GAAP measures may not have a standardized meaning and therefore may not be comparable to similar measures presented by other companies.

Reconciliation of net income to EBITDA, Adjusted EBITDA and Adjusted EBITDAR

	Three Months Ended		Year Ended
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
In thousands of U.S. Dollars
Net income	27,006	53,937	116,808	138,454
Interest income	(555)	(251)	(1,818)	(471)
Interest expense and finance costs	2,722	2,035	11,408	15,537
Loss on extinguishment	—	888	—	1,576
Income tax	88	136	435	207
Unrealized losses / (gains) on derivatives	231	1,303	262	(2,961)
Depreciation	7,134	7,250	27,817	29,276
Amortization of deferred drydock expenditures	908	1,000	3,542	4,161
Loss from equity method investments	305	159	1,035	195
EBITDA	37,839	66,457	159,489	185,974
Loss on vessels sold	—	—	—	6,917
ADJUSTED EBITDA	37,839	66,457	159,489	192,891
Plus: Vessel lease expense component	2,728	2,894	9,380	7,185
ADJUSTED EBITDAR	40,567	69,351	168,869	200,076

Reconciliation of net income attributable to common stockholders to Adjusted earnings

	Three Months Ended		Year Ended
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
In thousands of U.S. Dollars except per share data
Net income attributable to common stockholders	26,149	53,080	113,408	135,054
Loss on vessels sold	—	—	—	6,917
Loss on extinguishment	—	888	—	1,576
Adjusted earnings	26,149	53,968	113,408	143,547

Adjusted earnings per share, basic	0.63	1.33	2.76	3.86
Adjusted earnings per share, diluted	0.63	1.30	2.71	3.74

Weighted average number of shares outstanding, basic	41,300,425	40,591,137	41,130,089	37,235,599
Weighted average number of shares outstanding, diluted	41,811,455	41,493,367	41,789,149	38,359,985

Adjusted earnings for purposes of dividend calculation

			Three Months Ended
			December 31, 2023
In thousands of U.S. Dollars except per share data
Adjusted earnings			26,149
Unrealized losses			231
Adjusted earnings for purposes of dividend calculation			26,380

Dividend to be paid			8,793
Dividend Per Share (DPS)			0.21

Number of shares outstanding as of February 15, 2024			41,304,649

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. In some cases, you can identify the forward-looking statements by the use of words such as “believe”, “anticipate”, “intends”, “estimate”, “forecast”, “plan”, “potential”, “may”, “expect”, and similar expressions.

Forward looking statements in this press release include, among others, statements regarding: future operating or financial results, including future earnings; global and regional economic conditions and trends; shipping market trends and market fundamentals, including tanker demand and supply and future spot and charter rates; seasonaility; the Company’s business strategies, initiatives and sustainability agenda, and related future outcomes; the potential effect of the Russia-Ukraine war and the Hamas-Israel war on the shipping industry and the Company; expected employment of the Company’s vessels and expected drydocking days during the first quarter of 2024; the number of additional scrubbers to be installed on vessels during 2024; management’s estimates of the Depreciated Replacement Value (DRV) of its vessels and of the value of the Company’s commercial management and pooling business; trends in the Company’s performance as measured by energy efficiency and emission-reduction metrics; the impact of energy transition on the Company and the markets in which the Company operates; expected continuation of refinement by the Company of performance measures for emissions and efficiency; and the timing and payment of quarterly dividends by the Company. The forward-looking statements in this press release are based upon various assumptions, including, without limitation, Ardmore management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. The Company cautions readers of this release not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to update or revise any forward-looking statements. These forward-looking statements are not guarantees of the Company’s future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements..

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include: the strength of world economies and currencies; general market conditions, including fluctuations in spot and charter rates and vessel values; changes in demand for and the supply of tanker vessel capacity; changes in the projections of spot and time charter or pool trading of the Company’s vessels; geopolitical conflicts, including future developments relating to the Russia-Ukraine war and the Hamas-Israel war; changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs; general domestic and international political conditions; potential disruption of shipping routes due to accidents, piracy or political events; the market for the Company’s vessels; competition in the tanker industry; availability of financing and refinancing; changes in governmental rules and regulations or actions taken by regulatory authorities; the Company’s ability to charter vessels for remaining revenue days during the first quarter of 2024 in the spot market; vessel breakdowns and instances of off-hire; the Company’s operating results and capital requirements, and the declaration of any future dividends by the Company’s board of directors; and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s Form 20-F for the year ended December 31, 2023, for a more complete discussion of these and other risks and uncertainties.

Investor Relations Enquiries:

Mr. Leon Berman	Mr. Bryan Degnan
The IGB Group	The IGB Group
45 Broadway, Suite 1150	45 Broadway, Suite 1150
New York, NY 10006	New York, NY 10006
Tel: 212-477-8438	Tel: 646-673-9701
Fax: 212-477-8636	Fax: 212-477-8636
Email: lberman@igbir.com	Email: bdegnan@igbir.com